1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

PHILIP T. HINKLE

philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

August 11, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 Pearl Street, Suite 20-100

New York, NY 10004

Attn:	Mr. Raymond Be

Re:	Sound Point Meridian Capital, Inc. Registration Statement on Form N-2 File Nos. 333-288330 and 811-23881

Dear Mr. Be:

On behalf of Sound Point Meridian Capital, Inc. (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a call on July 25, 2025, between Raymond Be of the Staff and Theresa Hyatte of Dechert LLP, relating to the Company’s registration statement on Form N-2 filed with the SEC on June 26, 2025 (the “Registration Statement”). The Company has considered your comments and has authorized us to make the responses and changes discussed below on its behalf.

For your convenience, the Staff’s comments are included in this letter and are followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.

Comment: We note that portions of the filing are incomplete. A full review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Company respectfully acknowledges the Staff’s comment.

August 11, 2025 Page 2

2.

Comment: Supplementally advise how the Company anticipates attaining the 35% level of leverage, including relative portions attributable to borrowings versus preferred securities. Revise the disclosure to make clear that, if true, the reference to 35% will be the total leverage including the leverage effects of the preferred shares.

Response: The Company supplementally confirms that it anticipates incurring leverage in an amount up to approximately 35% of its total assets through borrowings and through the issuance of preferred stock or debt securities. The relative portion of leverage attributable to borrowings is anticipated to be 16.7%, and the relative portion attributable to preferred stock is anticipated to be 18.3%. The Company has complied, and anticipates continuing to comply, with the applicable limitations on leverage set forth in Section 18 of the Investment Company Act of 1940. The Company has revised the disclosure in Amendment No. 1 to the Registration Statement, filed herewith, on pages 5-6 under the section “PROSPECTUS SUMMARY—Financing and Hedging Strategy” and on pages 58-59 under the section “BUSINESS—Certain Investment Techniques—Leverage”.

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The Company believes that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at 202.261.3460 if you wish to discuss this correspondence further.

Sincerely,

/s/ Philip T. Hinkle
Philip T. Hinkle

cc:	Philip T. Hinkle, Dechert LLP
Raymond Be, Securities and Exchange Commission